SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE l3D
              Under the Securities Exchange Act of l934
                          Amendment No. 3
                      Intercargo Corporation
                         (Name of Issuer)

                    Common Stock, $1.00 par value
                   (Title of class of securities)

                             45844C108
                          (CUSIP Number)

                      Michael P. Maloney, Esq.
             Vice President, General Counsel and Secretary
                        Orion Capital Corporation
                           600 Fifth Avenue
                     New York, New York  10020
                           (212) 332-8080
- -------------------------------------------------------------------

(Name, address and telephone number of person authorized to receive notices and communications)

Copies of all notices and communications should be sent to:

                      John J. McCann, Esq.
                  Donovan Leisure Newton & Irvine
                       30 Rockefeller Plaza
                      New York, New York l0112

                           April 18, 1996
- -------------------------------------------------------------------
(Date of event which requires filing of this statement)

If filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this statement and is filing this statement because of Rule l3d-l(b) (3) or (4), check the following:

Check the following box if a fee is being paid with this statement:
[]

                  (Continued on following pages)

                        Page l of 19 Pages

CUSIP No.45844C108
- ----------------------------------------------------------------------
1)  Names of Reporting Persons      (a)  Orion Capital Corporation
    S.S. of IRS Identification           IRS No. 95-6069054
    Nos of Above Persons            (b)  Security Insurance Company
                                         of Hartford
                                         IRS No. 06-0529570
 ---------------------------------------------------------------------
2)  Check the Appropriate Box if a      (a)
    Member of a Group                   (b)  X
    (See Instructions)
- ---------------------------------------------------------------------
3)  SEC use Only
- ----------------------------------------------------------------------
4)  Source of Funds                     (a)  AF
    (See Instructions)                  (b)  WC
- ----------------------------------------------------------------------
5)  Check if Disclosure of Legal
    Proceedings are Required
    Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------
6)  Citizenship or Place of             (a)  Delaware
    Organization                        (b)  Connecticut
- ----------------------------------------------------------------------
               (7)  Sole Voting
Number              Power                  1,622,209
of Shares      (8)  Shared Voting
Beneficially        Power
Owned by       (9)  Sole Dispositive       1,622,209
Each Reporting      Power
Person With   (10)  Shared Dispositive
                    Power
- ----------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person        1,622,209
- ----------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares
     (See instructions)
- ----------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                  21.2%
- ----------------------------------------------------------------------
14)  Type of Reporting Person             (a) CO, HC
     (See Instructions)                   (b) CO, IC

Item 1. Security and Issuer.
        -------------------


     This statement relates to the Common Stock, $1.00 par value (the "Common Stock"), of Intercargo Corporation
("Intercargo"). The principal executive offices of Intercargo are located at 1450 American Lane, Schaumburg,
Illinois 60173.

Item 2.  Identity and Background.
         ------------------------


     This statement is filed by Orion Capital Corporation
("Orion"), a Delaware corporation with its principal executive offices at 600 Fifth Avenue, New York, New York
10020, and one of its wholly-owned subsidiaries,  Security
Insurance Company of Hartford ("SICH"), a Connecticut cor-poration. The principal offices of SICH are located at 9
Farm Springs Drive, Farmington, Connecticut 06032. Orion owns all of the outstanding capital stock of SICH. SICH underwrites and sells most types of property and casualty insurance with an emphasis on commercial insurance in specialized markets.
     Since this statement is the first electronic amendment to a paper format Schedule 13D, it generally restates the entire text of the Schedule 13D and specifically amends
Items 2, 3, 4 and 5 of the Schedule 13D dated September 14,
1993, as amended by Amendment No. 1 dated January 3, 1994
 and by Amendment No. 2 dated March 2, 1995, each filed with the Commission by Orion and SICH, by revising such items in accordance with the information contained herein.
     The executive officers and directors of Orion and SICH, together with their present principal occupations and the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, appear in Appendix A.
     Each of the persons listed in Appendix A hereto is a citizen of the United States, except Graham Addington who is a citizen of the United Kingdom. Neither Orion nor SICH, nor to their best knowledge, any officer or director of Orion or SICH has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------


     The Intercargo Common Stock referred to in Item 5 hereof has been purchased with $20,065,511 from the general
                         - 4 -
investment funds of SICH.

Item 4.  Purpose of Transaction.
         -----------------------


     The purchases of shares of Intercargo Common Stock were made because the shares are believed to represent a favorable investment opportunity at current market prices.
     On September 13, 1993, Orion, through SICH, purchased
700,000 shares of Intercargo Common Stock for cash in a private transaction with The Harper Group, Inc. ("Harper").
     Pursuant to an agreement dated September 13, 1993 between Intercargo and Orion, Orion agreed to acquire
500,000 newly issued shares from Intercargo. The agreement provided that prior to December 31, 1998, without the consent of Intercargo's Board of Directors, Orion will not increase its holdings of Intercargo Common Stock beyond 22% of the outstanding shares of Intercargo or become a party to a tender offer or proxy contest. So long as Orion owns at least 1,000,000 shares of Intercargo Common Stock, Intercargo agreed to use its reasonable best efforts to cause one person designated by Orion to be elected to Intercargo's Board of Directors. Orion will have certain preemptive rights and will have registration rights with respect to the shares to be purchased from Intercargo.

     Pursuant to a letter agreement dated February 14, 1995, Orion and Intercargo amended their original agreement dated September 13, 1993 with respect to Orion's ownership of Intercargo Common Stock. The amendment increased
Orion's percentage ownership limitation from 22% to 24.9% of Intercargo's outstanding Common Stock. In addition,
Orion agreed that prior to December 31, 1998, it will not seek to have more than one person designated by it elected to the Board of Directors of Intercargo. And prior to that date, Orion is to be limited to one representative on the Board.
    Each of Orion and SICH intends to review its holdings of Intercargo Common Stock as they may exist from time to time. As a result of such reviews, Orion and SICH may, to the extent consistent with and permitted by applicable regulations and its agreement with Intercargo, decide
(i) to increase such holdings (ii) to maintain its then current holdings, or (iii) to sell all or part of the Intercargo Common Stock owned by it from time to time in accordance with its own investment policies and limitations.
     Subject to the foregoing, neither Orion nor SICH, nor to the best of their knowledge, any officer or director of Orion or SICH, has any current plans or proposals which relate to, or would result in any of the following:

     (a) The acquisition by any person of additional securities of Intercargo, or the disposition of securities of Intercargo;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving
Intercargo or any of its subsidiaries;

     (c) Any sale or transfer of a material amount of assets of Intercargo or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Intercargo, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Intercargo;

     (f) Any other material change in Intercargo's business or corporate structure;

     (g) Any change in Intercargo's charter, by-laws or instruments corresponding thereto or any other action which may impede the acquisition of control of Intercargo by any person;

     (h) Causing a class of securities of Intercargo to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


     (i) A class of equity securities of Intercargo becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;
or

     (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of Issuer.
         ---------------------------------


     On September 13, 1993 SICH purchased 700,000 shares of the Common Stock of Intercargo in a private transaction
                         - 7 -
from Harper at $12.50 per share. Such shares represented approximately 9.8% of Intercargo's Common Stock.
     Prior to the filing of Amendment No. 1 in January
1994, Orion, through SICH, effected the following transactions after receipt of the requisite regulatory approvals:
     (a)  In accordance with an agreement dated September
13, 1993 between Intercargo and Orion, on December 28, 1993 the acquisition by Orion of 500,000 newly issued shares at $12.75 per share from Intercargo was consummated.
     (b) On December 29, 1993, SICH purchased 306,484 shares of Intercargo Common Stock for cash in a private transaction with Harper. Such shares were purchased at approximately $12.61 per share and were in addition to the 700,000 shares purchased from Harper in September 1993.
     (c) On December 31, 1993 SICH purchased 20,000 shares of Intercargo Common Stock for cash in a private transaction with the Harper Group Profit Sharing Plan.
Such shares were purchased at $12.50 per share.
Following the above transactions, SICH held a total of 1,526,484 shares of Intercargo Common Stock. Such shares represented approximately 20% of Intercargo's Common Stock as of December 31, 1993.
     According to Intercargo's Annual Report on Form 10-K for the year ended December 31, 1995, there were 7,640,981 shares of Intercargo Common Stock outstanding as of March
21, 1996. Orion may be deemed to be the beneficial owner of all shares of Intercargo Common Stock owned by SICH.
SICH owns 1,622,209 shares in the aggregate or approximately 21.2% of Intercargo's Common Stock. During the past 60 days, SICH purchased a total of 95,725 shares of Intercargo Common Stock on the dates and at the prices set forth in Appendix B hereto. All of the shares purchased by SICH were purchased in open market transactions on NASDAQ.
   SICH has sole power to vote and dispose of its shares of Intercargo Common Stock; decisions with respect to acquisitions, voting and dispositions are made by the Investment Committee of SICH. A majority of the committee members of SICH are officers and/or directors of Orion.
Orion's direct voting control of SICH enables Orion ultimately to direct the acquisition, voting and disposition of the shares of Intercargo Common Stock held by SICH.
     Except as set forth above, or to the extent that the officers and directors of Orion and SICH may be deemed to "beneficially own" shares of Intercargo Common Stock by reason of their voting power or investment power with respect to the shares owned by SICH, no officer or director of Orion or SICH beneficially owns, or has the right to acquire, directly or indirectly, any shares of Intercargo
Common Stock or has effected any transaction in shares of Intercargo Common Stock during the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with respect to Securities of
         the Issuer
         ---------------------------------------------.



         See Item 4.



Item 7.  Materials to be filed as Exhibits
         ------------------------------------.


         None.

                          Signatures
                          -----------



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    ORION CAPITAL CORPORATION

                          By:/s/ Michael P. Maloney
                            -------------------------
                            Vice President, General

                             Counsel and Secretary


                    SECURITY INSURANCE COMPANY OF HARTFORD


                          By:/s/ Michael P. Maloney
                             -----------------------
                              Michael P. Maloney
                              Senior Vice President


Dated:  April 23, 1996

                        APPENDICES


APPENDIX                                            Page
- -------                                             ----

 A               Names, addresses and principal       13
                 occupations of officers and
                 directors of Orion and SICH

 B               Purchases of Intercargo              19
                 Common Stock by SICH

                   APPENDIX A

                                        Principal Occupation
Name and Address                        or Employment
- ----------------                        ----------------------

Alan R. Gruber (1 and 2)                Chairman of the Board and
Orion Capital Corporation               Chief Executive Officer of
600 Fifth Avenue                        Orion and Chairman of the
New York, New York 10020                Board of SICH

W. Marston Becker (1 and 2)             Vice Chairman of the Board
Design Professionals                    of Orion and SICH;
 Insurance Company                      President and Chief
2959 Monterey/Salinas Highway           Executive Officer of
Monterey, California 93940              Design Professionals
                                        Insurance Company
                                        ("DPIC"), a wholly-owned
                                        subsidiary of Orion


Bertram J. Cohn (l)                     Managing Director, First
437 Madison Avenue, 30th floor          Manhattan Company, invest-
New York, New York, l0022               ment bankers


John C. Colman (l)                      Private investor and
4 Briar Lane                            consultant
Glencoe, Illinois 60022


Larry D. Hollen (1 and 2)               President and Chief
Orion Capital Corporation               Operating Officer of
9 Farm Springs Drive                    Orion; President of SICH
Farmington, Connecticut 06032


Robert H. Jeffrey (l)                   Chairman of the Board,
The Jeffrey Company Company             Jeflion Investment
88 E. Broad Street, Suite l560          Company; Chairman of the
Columbus, Ohio 43215                    Board, The Jeffrey
                                        Company, a privately held
                                        investment company which
                                        is the parent of Jeflion
                                        Investment Company

Warren R. Lyons (1)                     Chairman, Avco Financial
Avco Financial Services                 Services, a financial
600 Anton Boulevard                     services company and a
Costa Mesa, California 92628            subsidiary of Textron Inc.

- ------------------------------------------------------------------
(l)  Director of Orion
(2)  Director of SICH

                                        Principal Occupation
Name and Address                        or Employment
- ----------------                        ----------------------

James K. McWilliams (l)                 Proprietor of McWilliams &
2288 Broadway                           Company and general
San Francisco, California 94l15         partner of McWilliams
                                        Associates, investment
                                        counselors; General
                                        Partner, Mt. Eden
                                        Vineyards, Inc.


Ronald W. Moore (1)                     Adjunct Professor of
Morgan Hall                             Business Administration,
Soldiers Field                          Harvard University
Boston, Massachusetts 02163


Robert B. Sanborn (1)                   Senior Executive
Orion Capital Corporation               Consultant to Orion
9 Farm Springs Drive
Farmington, Connecticut 06032


William J. Shepherd (l)                 Private investor
109 Golf Edge
Westfield, New Jersey 07090


John R. Thorne (1)                      Morgenthaler Professor of
Furnace Run                             Entrepreneurship, Graduate
Laughlintown, Pennsylvania 15655        School of Industrial
                                        Administration, Carnegie-
                                        Mellon University;
                                        Chairman, The Enterprise
                                        Corporation of Pittsburgh,
                                        a non-profit corporation
                                        encouraging and supporting
                                        entrepreneurial businesses


Roger B. Ware (1)                       President and Chief
Guaranty National Corporation           Executive Officer of
9800 South Meridian Boulevard           Guaranty National
Englewood, Colorado 80112               Corporation, an
                                        affiliate of Orion
- -----------------------------------------------------------------
(l)  Director of Orion

                                        Principal Occupation
Name and Address                        or Employment
- ----------------                        ----------------------

Raymond W. Jacobsen                     Senior Vice President of
Orion Capital Corporation               Orion and SICH; Chairman
9 Farm Springs Drive                    of Employee Benefits
Farmington, Connecticut 06032           Insurance Company
                                        ("EBIC"), a wholly-owned
                                        subsidiary of Orion


Daniel L. Barry (2)                     Vice President, Chief
Orion Capital Corporation               Financial Officer and
9 Farm Springs Drive                    Controller of Orion; Vice
Farmington, Connecticut 06032           Chairman of Security
                                        Reinsurance Company
                                        ("Security Re"), an
                                        indirect wholly-owned
                                        subsidiary of Orion; and
                                        Senior Vice President,
                                        Chief Financial Officer
                                        and Controller of SICH


Michael P. Maloney, Esq. (2)            Vice President, General
Orion Capital Corporation               Counsel and Secretary of
600 Fifth Avenue                        Orion; Senior Vice
New York, New York l0020                President and Assistant
                                        Secretary of SICH



William G. McGovern                     Vice President and Chief
Orion Capital Corporation               Actuary of Orion; Senior
9 Farm Springs Drive                    Senior Vice President and
Farmington, Connecticut 06032           Chief Actuary of SICH


Vincent T. Papa (2)                     Vice President and
Orion Capital Corporation               Treasurer of Orion;
600 Fifth Avenue                        Chairman of Wm. H. McGee &
New York, New York l0020                Co., Inc., a wholly-owned
                                        subsidiary of Orion; and
                                        Senior Vice President of
                                        SICH


- -----------------------------------------------------------------
(2)  Director of SICH

                                        Principal Occupation
Name and Address                        or Employment
- ----------------                        ----------------------

Raymond J. Schuyler (2)                 Vice President of Orion;
Orion Capital Corporation               Senior Vice President-
600 Fifth Avenue                        Investments of SICH
New York, New York 10020


Eva Schlehofer                          Senior Vice President of
Orion Capital Companies                 SICH
9 Farm Springs Drive
Farmington, Connecticut 06032


Stanley G. Fullwood (2)                 Vice President, General
Orion Capital Companies                 Counsel and Secretary
9 Farm Springs Drive                    of SICH
Farmington, Connecticut 06032


Craig A. Nyman                          Vice President and
Orion Capital Companies                 Treasurer of SICH
9 Farm Springs Drive
Farmington, Connecticut 06032


Graham A. Addington                     Vice President of SICH
Security Insurance Company
 of Hartford
155 University Avenue, Suite 702
Toronto, Ontario M5H 3B7
Canada


Leland H. Beman                         Vice President of SICH
Orion Capital Companies
9 Farm Springs Drive
Farmington, Connecticut 06032





- -----------------------------------------------------------------
(2)  Director of SICH

                                        Principal Occupation
Name and Address                        or Employment
- ----------------                        ----------------------


Anne Campbell                           Vice President of SICH
Orion Capital Companies
9 Farm Springs Drive
Farmington, Connecticut 06032


Thomas A. Clark                         Vice President of SICH
Orion Capital Companies
9 Farm Springs Drive
Farmington, Connecticut 06032


William M. Demmon                       Senior Vice President of
Design Professionals Insurance          DPIC; Vice President of
Company                                 SICH
2959 Monterey/Salinas Highway
Monterey, California 93940


Jonathan H. Gice                        President of EBIC;
EBI Companies                           Vice President
325 North Corporate Drive               of SICH
Suite 100
Brookfield, Wisconsin 53045


John H. Holler                          Vice President of SICH
Orion Capital Companies
9 Farm Springs Drive
Farmington, Connecticut 06032


George R. Nebel                         Vice President of Security
Security Reinsurance Company            Re and SICH
111 Pavonia Avenue, Suite 1201
Jersey City, New Jersey 07310


Lawrence D. Nolen                        Vice President of SICH
Orion Capital Companies
9 Farm Springs Drive
Farmington, Connecticut 06032

                                        Principal Occupation
Name and Address                        or Employment
- ----------------                        ----------------------

Roy B. Pomerantz                        Vice President of Security
Security Reinsurance Company            Re and SICH
312 Farmington Avenue
Farmington, Connecticut 06032


Kevin W. Sullivan                       Vice President-Investments
Orion Capital Corporation               of SICH
600 Fifth Avenue
New York, New York 10020


Richard C. Tardif                       Vice President of SICH
Orion Capital Companies
9 Farm Springs Drive
Farmington, Connecticut 06032


David J. Vermeulen                      Senior Vice President of
Design Professionals Insurance          DPIC; Vice President of
 Company                                SICH
2959 Monterey/Salinas Highway
Monterey, California 93940


Peter M. Vinci                          Vice President of SICH
Orion Capital Companies
9 Farm Springs Drive
Farmington, Connecticut 06032


James W. Webb                           Vice President of SICH
Orion Capital Companies
9 Farm Springs Drive
Farmington, Connecticut 06032


Florence E. Whitmire                    Senior Vice President of
Design Professionals Insurance          DPIC; Vice President of
 Company                                SICH
2959 Monterey/Salinas Highway
Monterey, California 93940

                           APPENDIX B

           Purchases of Intercargo Common Stock by SICH

                        Number of             Price Per Share
Date                    Shares              (including commission)
- -----                   ----------          ----------------------

3/14/96                  400                 $  7.925
3/15/96                5,000                    8.55
3/18/96                  575                    8.30
3/19/96                4,600                    8.55
3/19/96                  600                    8.30
3/20/96               40,650                    8.425
3/28/96                6,000                    8.80
4/02/96                3,800                    8.925
4/04/96                  800                    8.9094
4/09/96                  300                    8.675
4/10/96                5,000                    8.705
4/15/96                2,400                    8.55
4/16/96                2,500                    8.55
4/17/96                  900                    8.675
4/18/96               15,000                    8.80
4/19/96                1,000                    9.05
4/22/96                1,300                    9.175
4/23/96                4,900                    9.31